

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via E-mail</u>
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

>   **Re: Chuy's Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 5, 2011**
>   **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have relied throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements that your "change in comparable restaurant sales has outperformed the KNAPP-TRACK index of casual dining restaurants for each of the last five years," and you "have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts," among other statements. Please provide us with a copy of this data as it relates to the statements you make in the prospectus.

2. Please revise to remove your reference to your customers as your "guests" throughout the prospectus.

Inside Cover Page Graphics

3. Please revise to remove the first page of graphics, the text beneath the second and sixth pages of graphics and the text above the fifth page of graphics. Your graphics should be limited to your products or the services you provide, and the text accompanying your graphics should only be used to the extent necessary to explain briefly the visuals in the presentation.

4. We note the menu in your fourth page of graphics. Please advise as to whether the prices shown in your menu are representative of the prices currently charged in the majority of your restaurants. To the extent that they are not, please remove the prices.

Prospectus Summary, page 1

Business Overview, page 1

5. We note your summary contains a lengthy description of your competitive strengths and business strategy. Please balance the disclosure in your summary by including a brief discussion of your current debt level and the challenges of implementing your strategy.

6. Please revise to clarify what you mean by "value-driven" and "high-quality" Mexican food in the first sentence in this section, "large portions" and "high quality" ingredients in the fifth sentence in this section, "personalized service" in the second to last sentence in the first paragraph, "significant" in the last sentence on page one, and "authentic recipes," authentic homemade sauces and "value-oriented beverages" in the first paragraph on page two, and "high-quality locations" in the second paragraph on page two. In addition, please remove the words "distinct" and "flavorful" in the first paragraph of this section, the word "fast-growing" on pages 1, 41 and 54**,** the words "successfully" and "compelling" in the second paragraph of this section and the words "imaginative," "flavorful" and "special" in the first paragraph on page two and on pages 54 and 55.

7. Please revise to reconcile your disclosure in the first sentence of this section that you serve authentic Mexican food with your disclosure in the third sentence that you serve "Tex Mex inspired dishes." Please also substantiate your claim that you serve "authentic Mexican food."

8. Please remove the references to compound annual growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the intervening period covered. Similarly revise on page 54 under the "Business" section.

9. Please revise to disclose here how many of your restaurants qualified as "comparable restaurants" for the twelve months ended March 27, 2011.

10. Please revise the third, fourth and sixth sentences in the first paragraph of this section to state as beliefs. In addition, please revise to remove the word "inimitable" from the last sentence of the first paragraph.

11. We note the discussion of revenues, adjusted EBITDA, and income from operations on page one of the registration statement. In order to provide a more balanced presentation, please revise to also disclose with equal or greater prominence than the non-GAAP measure EBITDA, your net income for the same periods currently presented. The presentation on page 54 should be similarly revised.

12. Please revise to include a brief explanation of the Knapp-Track index of casual dining restaurants so as to allow investors to judge the significance of your disclosure that "[your] change in comparable restaurant sales has outperformed the Knapp-Track index of casual dining restaurants for each of the last five years."

13. We note your disclosure on page two that your restaurants range in size from 5,300 to 12,500 square feet, with average seating for approximately 300 guests. Given the wide range in size of your restaurants, please also disclose the range of seating available in your restaurants.

14. Please provide the basis for your statements on page two that your menu offers a "significant value to [your] guests" and that your price point is competitive and compelling.

15. Please provide the basis for your statement that your ability to cater to families and parties of all sizes is "a key differentiator for [you] versus other casual dining operators." Alternatively, please remove this statement.

Our Business Strengths, page 2

Fresh Authentic Mexican Cuisine, page 2

16. Please revise to remove the word "iconic" on page two and revise the third and fifth sentence to state as beliefs. Please also revise page 55 accordingly.

17. Please revise to remove the last sentence in this section. Please also revise page 55 accordingly.

Exceptional Dining Value with Broad Customer Appeal, page 2

18. Please revise to remove the word "exceptional" from the subsection heading and to clarify what you mean by your statement that "[you] empower [your] employees to make sure that each plate is prepared according to [your] presentation and recipe standards." Please also revise page 55 accordingly.

19. Please remove the statement that your average check is "lower than all of [your] primary competitors." Also revise page 55 accordingly.

20. Please revise to provide the basis for your belief that customers are "craving bold, high taste profile foods," that there is a "growing demand for fresh, authentic Mexican food and a fun, festive dining experience," and that you are a "popular venue for families and other large parties." In addition, please revise to clarify what you mean by "high taste profile foods."

Upbeat Atmosphere Coupled with Appealing, Irreverent Brand Helps Differentiate Concept, page 3

21. Please revise the title of this section to remove the word "appealing" and clarify what you mean by "irreverent." Also revise page 55 accordingly.

22. Please revise the first, second and fifth sentences in the second paragraph in this section to state as beliefs. Also revise page 55 accordingly.

Deep Rooted and Inspiring Company Culture, page 3

23. Please revise the second sentence in this section to state as a belief, and please revise to clarify what you mean by "vendor-partners."

24. Please remove the statement that "the uniqueness of the Chuy's experience has created a 'cult-like' following which includes our dedicated employees and devoted customers." Revise page 56 accordingly.

Proven Flexible Business Model with Industry Leading Unit Economics, page 3

25. We note your disclosure on page four that "[your] new restaurant openings have historically required a net cash investment of approximately $1.7 million." Please revise to clarify, if true, that you anticipate that going forward each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million and that each conversion will require a total cash investment of $2.0 million to $2.2 million. Revise page 56 accordingly.

26. Refer to the second-to-last sentence of the last paragraph on page 3. Please revise to disclose the amount generated by your lowest volume restaurant.

Seasoned Management Team with Significant Operations Experience and Proven Track Record, page 4

27. Please revise to remove the words "proven," "extensive" and "strong" from this section. Please also revise page 56 accordingly.

Our Business Strategies, page 4

28. Please revise to clarify what you mean by "disciplined" growth strategies and "highly attractive and prime" locations on page 4 and "disciplined site acquisition" on page 58.

29. Please revise to clarify what you mean by "scalable infrastructure" on page four.

30. Please revise the second paragraph to substantiate and quantify the "high unit volumes with attractive returns" in your recently opened restaurants.

Our History, page 4

31. Please revise to clarify that in 2006 you were incorporated in Delaware. In addition, please revise to disclose the name of your predecessor entity and where it was incorporated.

Our Principal Stockholders, page 5

32. We note your disclosure on page five that Goode Partners LLC is a "New York based private equity firm with a $225.0 million fund." Please revise to clarify, if true, that Goode Partners LLC has no plans to provide additional financing to your business and that there is no guarantee that it ever will provide additional funds to your business. In addition, please revise to remove the second sentence in the second paragraph in this section.

33. Please revise to briefly disclose the conflict of interests that your Sponsor and Founders, who also serve as directors, may have with your business here. In addition, please revise your Risk Factors section to disclose the conflict of interests that your Founders may have with your business or explain why this is not necessary.

Summary Historical Financial and Operating Data, page 8

34. We note that the basic and diluted earnings per share for the year ended December 26, 2010 and the three months ended March 27, 2011 do not agree to the amounts presented in your consolidated statements of income for the same periods on pages F-4 and F-24. We further note from footnote 2 that the data on page 8 reflects the conversion of convertible preferred stock into common stock in connection with the offering. Please revise to disclose the company's historical basic and diluted earnings per share as reflected in the audited financial statements for all periods presented. The effect of the conversion of your convertible preferred stock into common shares in connection with the offering should only be shown as a part of your pro forma earnings per share disclosures. In addition, your pro forma earnings per share should only be presented for the latest fiscal year and subsequent interim period presented in your financial statements. The selected financial data on page 38 should be similarly revised.

35. In a related matter, please revise to reconcile the weighted average shares outstanding on page 8 with the amounts presented on pages F-4 and F-24 for each period presented. Please note that the historical weighted average shares outstanding should be based on those reflected on the face of the company's statement of operations and should not give effect to the conversion of the preferred shares into common shares in connection with the offering. The selected financial data on page 38 should be similarly revised.

36. Refer to footnote 3(c). Please revise to disclose the effective tax rate used to calculate the adjustments to income tax expense for each period presented.

37. We note the presentation of the non-GAAP measure "restaurant-level EBITDA" on page 12. Given that the general and administrative expenses represent a significant part of your operations, it is unclear why management believes eliminating such a large portion of expenses from this non-GAAP measure is useful for assessing the company's operating performance. Please tell us, and revise to disclose, why restaurant level EBITDA, specifically, is useful to investors and explain how management uses the measure. We may have further comment upon receipt of your response.

38. Assuming a satisfactory response to the comment above, we further note that you use restaurant level EBITDA as a measure of operating performance. However, we note that you have reconciled this measure to income from operations rather than net income, which would be the most comparable US GAAP measure. Please revise to reconcile restaurant level EBITDA to your net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The presentation of restaurant level EBITDA elsewhere throughout the registration statement should be similarly revised.

Risk Factors, page 14

39. Please create a risk factor to disclose that the preferred shares have a liquidation preference and that if the fair market value of the series X preferred stock is less than the liquidation preference, you will have to redeem the series X preferred shares with a cash payment to satisfy the liquidation preference.

Changes in food availability and costs could adversely affect our operating results, page 17

40. Please expand this risk factor to specifically address the increasing cost of goods in fiscal year 2010 or advise.

Our indebtedness may limit our ability to invest, page 22

41. Please revise the last paragraph of this risk factor to briefly disclose the restrictions under your new senior secured credit facility to pay dividends and distributions.

Selected Consolidated Historical Financial and Operating Data, page 38

42. Please revise the introductory paragraph to explain the nature and terms of the transaction that resulted in the company being reflected as a "predecessor" during the period from January 1, 2006 through November 6, 2006 and a "successor" entity beginning on November 7, 2006.

43. Please revise your selected consolidated financial data to present your balance sheet data for all periods presented more prominently than the "other financial data" which includes a number of non-GAAP financial measures. Your summary financial data on pages 8 and 9 of the registration statement should be similarly revised.

Business, page 54

Our Business Strategies, page 55

44. Please revise to briefly explain "Redfish Rallies" and "Elvis Sightings" on page 57 or include a cross-reference to where these terms are defined.

Real Estate, page 57

45. Please revise to explain what you mean by "end-cap or in-line restaurants in Class A locations" on page 57.

46. Please provide the basis of your belief that your ability to secure attractive real estate locations for new restaurants is "a key differentiator." Alternatively, remove the disclosure.

New Restaurant Development, page 58

47. Please revise to clarify what you mean by "new restaurant pipeline" on page 58.

Building Our Brand, page 59

48. Please revise to describe your "local neighborhood relationships" on page 59.

Local Brand Building, page 60

49. We note the community events that you host seem to be exclusively in Texas. Please revise to disclose whether your restaurants located outside of Texas host or participate in similar community events.

Training and Employee Programs, page 60

50. Please revise to clarify what you mean in your disclosure that you have "an approximately 20-week training program that includes up to 11 weeks for all of [your] restaurant managers." To the extent that your managers participate in 11 weeks of training, please reconcile your disclosure on page 60 with your disclosure on page three that all of your restaurant managers participate in a 20-week training program.

Management Information Systems, page 61

51. Please revise to disclose when you intend to fully implement Restaurant Magic and to stop using the software that you currently license from Banana Peel, LLC.

Restaurant Industry Overview, page 63

52. We note your disclosure of national statistics regarding the percentage of food expenditures in restaurants and your disclosure of the amount of restaurants sales in the U.S. in 2010. Please revise to clarify whether these statistics are representative of the areas where you operate, and please revise to disclose the amount of restaurant sales in the areas where you operate. In addition, please advise as to whether the report by Technomic, Inc. that you site in the fourth paragraph of this section is publicly available. To the extent that it is not, please provide a consent of the author to be named in the registration statement pursuant to Rule 436 of the Securities Act of 1933.

53. Please revise to clarify how you expect to benefit from the long term demographic trends of the growth of the Hispanic population in the U.S. In this regard, we note your disclosure that you believe "the Hispanic influence in dining trends will continue to grow in tandem with the population growth." Please revise to clarify what you mean by the "Hispanic influence in dining trends" and why you believe you will benefit from such trends.

Management, page 66

Executive Officers, page 66

54. Please revise to briefly discuss Mr. Hislop's specific experience, qualifications or attributes or skill that led to the conclusion that he should serve as a director in light of

your business and structure here.

Principal and Selling Stockholders, page 72

55. Please revise to disclose here the nature of any position, office or other material relationship which any of the selling stockholders have had with you or with any of your predecessors or affiliates within the past three years pursuant to Item 507 of Regulation S-K.

Bonus Compensation, page 76

Performance-Based Bonus, page 76

56. We note your disclosure on page 77 that the remaining 20% of your target bonus is "determined based on the extent to which each named executive officer achieves two to four company and individual goals for the year." To the extent that you set company-wide performance goals for any of your named executive officers in 2010 to determine this portion of the target bonus, please quantify such performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 87

57. Please revise to disclose the dates of each of the agreements and licenses listed in this section. In addition, please revise to disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction pursuant to Item 404 of Regulation S-K.

58. We note that certain transactions discussed in this section have not been disclosed in the notes to your financial statements. For example, we note that certain leases with affiliated entities controlled by your founders are not disclosed in note 13. Please revise the notes to the company's financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10-50.

Purchase of Arbor Trails Restaurant, page 88

59. We note your disclosure on page 88 regarding your purchase of the Arbor Trails restaurant location. However, on page 89, you state that you lease this property from a subsidiary of Young/Zapp GP, LLC. Please revise or advise.

Recipe License Agreement, page 88

60. Please revise to provide greater details regarding your relationship with Shady Grove and disclose whether it serves similar types of food as you.

Description of Indebtedness, page 95

61. We note from the discussion on page 95 that the new senior secured credit facility requires the company to comply with a number of financial covenants. Please revise the "Liquidity" section of MD&A to discuss the significant terms of these financial covenants as well as the company's expected ability to comply with these financial covenants.

62. We note your disclosure on page 96 regarding the note payable to your founders. Please revise to disclose in your Certain Relationships and Related Party Transactions section pursuant to Item 404 of Regulation S-K or advise.

Shares Eligible for Future Sale, page 98

63. Please revise to disclose the approximate number of holders of each class of common equity as of the latest practicable date pursuant to Item 201 of Regulation S-K and provide disclosure regarding your securities authorized for issuance under your equity compensation plans in tabular format pursuant to Item 201(d) of Regulation S-K.

Underwriting, page 103

Option to Purchase Additional Shares, page 104

64. To the extent that the underwriters' option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the shareholders here and on the prospectus cover page.

Financial Statements, page F-1

Consolidated Statements of Income, page F-4

65. We note from the disclosure on page 7 of the registration statement that the company plans to effect a reverse stock split prior to the consummation of its initial public offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

66. We note from the disclosure included in Note 3 that immediately prior to an underwritten offering pursuant to an effective registration statement resulting in at least $25 million in

net proceeds to the company, each share of convertible preferred stock will be converted on a mandatory basis into one share of common stock. Given that it appears that such conversion will occur in connection with your planned public offering, please revise your statements of operations to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion. The notes to the financial statements should also be revised to disclose the nature of the pro forma presentation.

67. Also, we note that in the event the fair market value of the Series X convertible preferred stock, as determined by the board of directors of the company is less than the required liquidation preference, the company will redeem those shares by making cash payments to the stockholders to satisfy the liquidation preference. Given that the impact of the conversion of the convertible preferred stock into common shares could result in a potentially different impact on your pro forma earnings per share if this occurs, please include a sensitivity analysis in the notes to the company's financial statements explaining the impact on pro forma earnings per share if the company were required to settle the Series X convertible preferred shares using cash. In computing the pro forma impact under such circumstances, the company should include in the denominator, the number of shares which when multiplied by the expected offering price would be sufficient to replace the capital being withdrawn to fund the redemption payment. Refer to the guidance in SAB Topic 1:B:3.

68. Furthermore, given that the $19 million dividend payment in May 2011 exceeds the company's net earnings for the most recent twelve month period, please revise the company's statement of operations for the latest fiscal year and subsequent interim period presented to disclose "adjusted" pro forma earnings per share giving effect to the number of shares, which when multiplied by the expected offering price, would be sufficient to replace the capital in excess of earnings being withdrawn via the dividend payment. Refer to the guidance outlined in SAB Topic 1:B:3.

69. Additionally, "adjusted" pro forma earnings per share should also give effect to the number of shares, which when multiplied by the expected offering price, would be sufficient to fund the $2.0 million termination payment to be made to the Sponsors to terminate the Advisory Agreement as described on page 33 of the registration statement under the heading "Use of Proceeds". Since this payment is being made to the company's principal shareholder using funds received from the offering proceeds, we believe it is analogous to the payment of a dividend using the offering proceeds and should be reflected in a similar manner in determining "adjusted" pro forma earnings per share pursuant to the guidance in SAB Topic 1:B:3. Footnote disclosures should be provided in the notes to the financial statements explaining the nature of the pro forma presentations.

70. We note from the disclosure included in Note 2 that net income (loss) available to the company's common shareholders differs significantly from the company's net earnings

during all periods presented in the statements of operations. Please revise the company's consolidated statements of income for all periods presented to separately disclose the net income (loss) applicable to the company's common stockholders. Refer to the guidance outlined in SAB Topic 6:B. Your Summary Historical Financial and Operating Data on page 8 and your Selected Consolidated Historical Financial and Operating Data on page 38 should be similarly revised.

Notes to Consolidated Financial Statements, page F-7

2. Earnings Per Share, page F-11

71. Please revise Note 2 to clarify the nature of the participating interest for which net income is adjusted to arrive at net income (loss) available to common shareholders. Your response and your revised disclosure should also explain why there is a participating interest during 2008, 2009 and the thirteen weeks ended March 28, 2010 and March 27, 2011 but no participating interest during the fiscal year ended December 26, 2010. In addition, please explain in Note 2 why the undistributed earnings allocated to the participating interest are not deducted from net earnings in calculating the diluted net earnings (loss) per share to common shareholders.

6. Long-Term Debt, page F-14

New Senior Secured Credit Facility, page F-15

72. We note from the disclosure included in the last paragraph on page 22 that the new senior secured credit facility places certain restrictions on the payment of dividends and distributions. Please revise the notes to the company's financial statements to disclose the nature and terms of the restrictions imposed on the company's ability to pay dividends. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

10. Stock-Based Compensation, page F-17

73. We note from the disclosures included in Note 10 and from Note 3 to the interim financial statements that the company has made stock-based compensation grants during both the most recent fiscal year and subsequent interim period presented in the company's financial statements. With regards to the valuation of these stock-based compensation grants, please tell us and revise the notes to your financial statements to indicate whether the valuation of these stock-based compensation grants was made based upon a contemporaneous or retrospective valuation and indicate whether an unrelated valuation specialist was used in valuing the stock-based compensation grants. Also, if the valuation of stock-based compensation grants during the twelve month period preceding the expected public offering was based on a retrospective valuation, or a valuation performed by a related party, please revise MD&A to include the following disclosures with respect to the company's stock-based compensation grants:

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.
- The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

74. Given that there is currently no trading market for the company's outstanding common shares, please explain in Note 10 how the company calculated or determined the aggregate intrinsic value of its outstanding and exercisable options at December 28, 2008, December 27, 2009, and December 26, 2010.

12. Commitments and Contingencies, page F-20

75. We note from pages 91 and F-12 that all shares of preferred stock will be converted into common stock on a 1:1 basis, effective with the offering. We further note that if the fair market value of the series X preferred stock is less than the liquidation preference of such stock, you will have to redeem the series X preferred stock by making a cash payment to satisfy the liquidation preference. Please tell us how you have accounted for this contingency in accordance with ASC 450-20-25. To the extent no amounts have been accrued for the possible cash payment, please explain why.

13. Related Party Transactions, page F-21

76. We note your disclosures on pages 6 and 74 of the registration statement indicating that executive officers, directors, and affiliated entities will continue to hold a controlling interest of the outstanding equity in the company after the offering. In this regard, please revise the notes to the company's financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50.

Founders, page F-21

77. We refer to the company's accounting for the contingent payment during 2009 to the sponsor that was recorded as property and equipment and goodwill. Given that the payment was to your controlling shareholder, it is unclear why the full $3,782,000 was

not recorded as a return of capital rather than property and equipment and goodwill. Please provide us with your basis or rationale for recording the contingent payment as property and equipment and goodwill. As part of your response you should also indicate the authoritative accounting literature that provides the basis for your conclusions. We may have further comment upon receipt of your response.

15. Subsequent Events, page F-22

78. We note from the disclosure on page 77 of the registration statement under the heading "Discretionary Bonus" that in June 2011, the company paid a special one-time bonus to management with vested options to incentivize them to consummate your Refinancing Transactions and continue to pursue your performance objectives. With regards to this bonus payment, please tell us and revise the notes to your financial statements to disclose the number and terms of the options that were granted as part of this bonus payment. As part of your response and your revised disclosure, please also explain how these options were valued and accounted for in the company's financial statements.

79. We note from the disclosure in the third paragraph on page 78 that in conjunction with the reverse stock split, the company will adjust the exercise price of and the number of shares subject to outstanding equity awards to reflect the reverse stock split. Please tell us and revise the notes to your financial statements to disclose your planned accounting treatment for the modifications to be made to your outstanding equity awards in connection with the reverse stock split. Also, if you do not expect to recognize any additional compensation expense as a result of the modifications, please explain why.

80. We note from the discussion in the last paragraph on page 89, that in connection with the settlement agreement with a former director, the company granted this former director a one-time put option for $5.25 per share for shares that he purchased pursuant to his option that is exercisable from June 15, 2012 to August 13, 2012. Please tell us and revise Note 15 to your financial statements to explain how you will account for this put option in the company's financial statements.

Recent Sales of Unregistered Securities, page II-2

81. We note from the disclosure in Item 15 that the company sold shares of its common stock to certain executive officers in December 2010 at a price of $3.64 per share. Please tell us and revise the notes to the company's financial statements to disclose the nature and terms of the transactions in which these shares were sold to the company's executive officers. As part of your response and your revised disclosure, you should also explain how you determined the sales price for the shares sold in these transactions and indicate whether any compensation expense was required to be recognized in the company's financial statements as a result of these transactions.

Exhibit 5.1

    82. Please have counsel revise to remove the second to the last paragraph of the opinion letter as it is inappropriate to make such assumptions regarding its own clients.

Other

    83. Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

    84. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Charles T. Haag, Esq.
        Jones Day